SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Capacity grows to 363 flights a day to meet a 34% increase in passenger demand;

Consolidated gross sales of R$827 million, with an average load factor of 78%;

GOL maintains a strong liquidity position, with no significant debt maturities until 2024.

São Paulo, November 18, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides its Investor Update for the month of October of 2020. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Since the last monthly update on October 9, 2020, GOL increased its capacity to an average of 363 flights per day, a 34% increase from an average of 270 daily flights in September. On peak days, the Company operated 500 daily flights in October to service the 34% month-over-month uptick in demand for air travel. GOL’s consolidated gross sales for the month were R$827 million and the average load factor was 78%, in line with previous months.

“After the big bump in sales during Brazil’s winter season, we sustained that growth with a steady increase in October,” said Paulo Kakinoff, CEO. “We expect sales to grow again this month ahead of a busy Summer season and anticipate that we will end the year operating all destinations served pre-pandemic. However, any addition of capacity to our network must meet clear criteria of profitability to guarantee the sustainable resumption of operations.”

The Company ended October 2020 with a total fleet of 128 B737s. With 87 aircraft operating in its network, the planned re-opening of three bases and an increase in flights between São Paulo and Rio de Janeiro, daily flight operations increased 34% over September 2020 and were equivalent to 52% of the same period last year. During the month, GOL ramped up to a peak of 500 daily flights, increasing frequencies in its hubs in São Paulo, Rio de Janeiro, Fortaleza, Salvador and Brasília. The current network represents even higher levels of connectivity compared to the beginning of the year, with more destinations and faster connections. As a result, GOL is well-positioned in both major and regional markets.

The Company’s cash flow equilibrium has been a driving force of GOL’s efforts during the pandemic. Despite the structural and financial inefficiencies created by having its two operating subsidiaries as separate companies, GOL Management believes the key competitive advantages built over the years ensure GOL’s financial strength. The Company’s cost-efficient structure, support from stakeholders and partners, flexible fleet and network model, and the ongoing and significant return of Customer travel in the domestic market, firmly places GOL in a leadership role in the Brazilian airline industry.

“With no significant debt maturities until 2024, we can use our capacity discipline to expand profitability as operations continue to resume,” added Kakinoff.

Delivering Cash Equilibrium as Planned

October 2020 observed a 38% growth in the search for GOL airline tickets, compared to the average search numbers in 3Q20. On specific dates this metric was higher than the same day in 2019, an important sign of returning consumer confidence. Because of this greater interest, the Company recorded a 25% increase in sales across all channels when compared to the average sales reported in 3Q20. With the addition of flights during the month, the revenue from passengers transported increased 21% over September, with better yield efficiency than competitors through GOL’s rational capacity management.

During the month, GOL had a net cash consumption (“burn”) of R$1 million/day, excluding include amortizations of bank debt and interest paid on bonds, which is an improvement in the net cash consumption of R$3 million/day that GOL had forecast for this period.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

For the remainder of 2020 (November-December), assuming expected revenues and same items described above, the Company maintains a conservative estimate for a net cash consumption (“burn”) of approximately R$3 million/day. Prior to payment of lease and financial expenses, net cash generation (“earn”) is estimated at approximately R$1 million/day.

Preserving the Company’s Balance Sheet Liquidity

The Company ended the month with approximately R$2.2 billion in total liquidity. Including the financeable amounts of deposits and unencumbered assets, GOL’s potential liquidity sources total approximately R$6 billion. The average maturity of the Company’s long-term debt, excluding aircraft leases and perpetual notes, is nearly three years.

“We have addressed all the relevant financial obligations provided for in our cash flow, and we have a solid partnership with the main providers of working capital. The financial management since the beginning of this pandemic reflects GOL’s commitment to its investors. Our focus continues to be on having a sound capital structure and strengthening the balance sheet through the recovery period,” stated Richard Lark, CFO.

Increasing GOL’s Flight Capacity to Meet Demand

Through the end of October 2020, GOL reduced its fleet by 11 Boeing 737 leased aircraft and plans to return other three aircraft by year-end. Aircraft returns were part of the last year’s fleet plan and did not require contractual alterations, as the Company’s plan had already incorporated the flexibility to adjust to the volatility of the air travel business.

GOL has also retained even more asset flexibility, as its existing contracts allow it to reduce its fleet by up to another 30 aircraft in 2021-2022 if needed, which can be further reduced if demand trends lower. Additionally, the Company reduced its 2020-2022 Boeing 737 MAX deliveries by 34 aircraft.

These cancellations represent a definitive reduction in capital expenditures for aircraft acquisition advances (PDPs) and address the Company’s capacity planning for the coming years, with plans to fully finance all aircraft expenditures and engine overhauls remaining in 2020.

The Company’s fleet operating model will continue to provide significant competitive advantages. GOL does not have widebody aircraft or aircraft financed in capital markets structures, EETCs or finance leases. Its fleet consists of 100% operating leases and narrow-body aircraft that can operate in all domestic, regional and international markets.

GOL’s aircraft contracts are adjusted to the expected recovery of demand through the remainder of 2020 and in 2021 and also will provide an effective reduction in the Company’s unit operating costs. Additionally, GOL has reduced its fixed costs by converting a portion of its monthly lease payments to variable power-by-the-hour.

Maintaining a Conservative Cash Forecast

Matching capacity to demand has always been a competitive advantage in the Company’s fleet management. October 2020 showed continued demand recovery over September 2020 and provided better visibility into the last quarter of the year. GOL maintains significant flexibility to respond to the prevailing demand trends.

In November, GOL increased its capacity to approximately 372 flights per day, and 450 daily flights on peak days, placing the Company’s operations at around 50% of the flight schedule in November 2019. During this current month, GOL will be operating 94 aircraft in its network.

Commented Kakinoff: “Our single-type fleet operating model and dominant position in Brazil’s high-density traffic hubs enables us to quickly add routes to meet demand, while maintaining discipline on capacity and profitability.”

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

For 4Q20, GOL expects to maintain personnel costs reduced at up to 40% of pre-pandemic levels.

On these conservative assumptions, and with the increase in operational volumes and sales, GOL has improved its operating cash flow equilibrium. The Company estimates that it has sufficient liquidity to finance its working capital, expenses and debt service during this growth phase. Based on GOL’s current liquidity levels and having converted a significant portion of fixed payroll and fleet costs into variable costs, the Company will maintain its market unit cost leadership.

The Boeing 737 MAX is nearing approval to begin operating, and its return to service will increase our cost savings, as the MAX-8s consume 15% less fuel than the 737-800 NG aircraft. Resuming high aircraft utilization and expanding its network predominantly concentrated in Brazil will enable GOL to continue to operate with the lowest and most variable cost structure among its peers. In the best-case scenario, the Company estimates that the MAX will return to operation in its fleet by the end of 2020.

This competitive advantage is further evidenced by the actions of GOL’s stakeholders who have supported the Company during this global crisis. GOL Management fully honored its commitments with the global capital markets and the Company is the only airline in Latin America to have returned capital to investors in 2020. GOL expects these actions will continue to define the Company, and it counts on the continued support and trust of GOL’s stakeholders and partners investing in the recovery of the Brazilian market.

Building Trust with the Resumption of Travel

During the months of January to October, the Company obtained the top rating on the Consumidor.gov.br portal, leading in the Solution Index, the Satisfaction Index and the Average Response Time.

Kakinoff commented: “Through our values of Service and Safety, our Customers are increasingly confident in flying. We are working on every front, including ticket sales, customer service, boarding, the in-flight experience and disembarkation services, to ensure that our travelers are comfortable with the entire flight experience. We believe Customers will want to fly with the airline they trust most on Service and Safety, both during and after the pandemic”.

In response to the pandemic, GOL reinforced all of its procedures to ensure the Health and Safety of its Customers and Employees, with increased attention to the cleaning of aircraft, including the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin and the cockpit.

GOL’s aircraft have HEPA air filters, which eliminates 99.9% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. In addition, each set of 3 to 7 seats rows has its own air circulation system, making minimal air circulation among passengers.

GOL also equipped its Employees with gloves and masks, in addition to making alcohol-based gel available to the crew and Customers on the aircraft. The use of masks on board, mandatory as of May 10, was well-accepted by Customers compared to the response in other countries.

Communication has been a priority in GOL’s operations. Airport Employees and Crew members are fully prepared advising Customers on social distancing measures and on-board health and safety practices. In addition, the Company has observed exemplary behavior of travelers in relation to their concern for their own safety and that of everyone around them.

As a result of these actions taken by the Company, its Employees and its Customers, on average, active GOL Employees have tested positively for COVID-19 only once in every 1,701 flights, an astonishingly low rate, of which the Company is proud.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Key Metrics – October 2020 (preliminary and unaudited)

Liquidity	October/2020	∆ September/2020
Total liquidity Deposits Unencumbered assets	R$2.2 billion R$2.3 billion R$1.3 billion	-1% +1% -
Net Operating Cash Consumption¹	October/2020	∆ September/2020
Cash outflows Cash inflows Net cash consumption (“burn”)	R$(25) MM/day R$24 MM/day R$(1) MM/day	+17% +28% NM
Fleet	October/2020	∆ September/2020
Total (average) Grounded aircraft (average) Operating aircraft (average) Flights per day (average) Network destinations	128 41 87 363 (52% of 2019) 63 (23% of 2019)	-1 -17 +16 +34% +5%
Operating Results	October/2020	∆ September/2020
Seats (000) ASK (million) Load factor Consolidated gross sales (R$MM) Consolidated gross revenue (R$MM)	1,998 2,317 78.0% 827 603	+38% +37% -2.0 p.p. +3% +23%

1- Excluding debt service.

4	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer